EXHIBIT H

             Form of Notice of Proposed Transactions


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       ; 70-        )

Filings Under the Public Utility Holding Company Act of 1935 ("Act") ENTERGY LOUISIANA, INC. ("COMPANY")
NOTICE OF PROPOSAL TO ISSUE AND SELL UP TO (i) $600 MILLION OF
THE COMPANY'S GENERAL AND REFUNDING MORTGAGE BONDS ("BONDS")
AND/OR THE COMPANY'S DEBENTURES ("DEBENTURES"); (ii) $260 MILLION
OF (a) PREFERRED SECURITIES OF A SUBSIDIARY OF THE COMPANY
("ENTITY INTERESTS") AND/OR (b) THE COMPANY'S PREFERRED STOCK;
(iii) $420 MILLION OF TAX-EXEMPT BONDS TO BE ISSUED BY THE APPROPRIATE GOVERNMENTAL AUTHORITY, INCLUDING THE PLEDGE OF THE COMPANY'S BONDS UP TO $455 MILLION AS SECURITY; AND (iv) TO
ACQUIRE CERTAIN OUTSTANDING SECURITIES
                , 1997


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Entergy Louisiana, Inc.  (70-    )

     Entergy Louisiana, Inc. ("Entergy Louisiana"), 639 Loyola Avenue, New Orleans, Louisiana 70113, an electric utility subsidiary of Entergy Corporation, a registered holding company, has filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d) and 12(e) of the Act and Rules
23, 24, 42, 44, 62 and 65 thereunder.

     Entergy Louisiana seeks authorization to issue and sell not more than $600,000,000 principal amount of (a) its general and refunding mortgage bonds ("Bonds") and (b) its debentures ("Debentures"), issued in one or more new series from time to time no later than December 31, 2002. Each series of Bonds and/or each series of Debentures will be sold at such price, will bear interest at such rate, either fixed or adjustable, and will mature on such date as will be determined at the time of sale. One or more series of Bonds and/or Debentures may include provisions for redemption or retirement prior to maturity, including restrictions on optional redemption for a given number of years.

     Entergy Louisiana further proposes to issue and sell, from time to time not later than December 31, 2002, (a) one or more new series of the preferred securities of a subsidiary of Entergy Louisiana ("Entity Interests") and (b) one or more new series of its preferred stock (the "Preferred"), in a combined aggregate amount of not to exceed $260,000,000. Each series of Entity Interests will have a stated per share liquidation preference and will be sold at such price and will be entitled to receive distributions at such rate, either fixed or adjustable, on such periodic basis as will be determined, along with the maturity, at the time of sale. One or more series of Entity Interests may include provisions for redemption or retirement prior to maturity, including restrictions on optional redemption for a given number of years. The price, exclusive of accumulated dividends, and the dividend rate for each series of Preferred will be determined at the time of sale. Entergy Louisiana may determine that the terms of the Preferred should provide for an adjustable dividend rate thereon to be determined on a periodic basis, subject to specified maximum and minimum rates, rather than a fixed dividend rate. The terms of one or more series of the Preferred may include provisions for redemption, including restrictions on optional redemption, and/or a sinking fund designed to redeem all outstanding shares of such series not later than forty years after the date of original issuance. Depending upon market conditions, Entergy Louisiana may sell one or more series of Preferred to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary and deliver to the repurchasers in the subsequent public offering shares of depositary preferred stock ("Depositary Preferred"), each representing a stated fraction of a share of the new series of Preferred. Depositary Preferred would be evidenced by depositary receipts. Each owner of Depositary Preferred would be entitled proportionally to all the rights and preferences of the series of Preferred (including dividends, redemption and voting). A holder of Depositary Preferred will be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of Preferred represented thereby. A holder of Preferred will be entitled to surrender shares of Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

     Entergy Louisiana may determine to amend its Restated Articles of Incorporation, as amended ("Articles"), to establish a new class of preferred stock having no par value or a nominal par value. It is expected that such class would rank pari passu with Entergy Louisiana's existing class of preferred stock and would be identical with such class, except as to par value, variations among series, and voting entitlement in certain cases. In connection with any such amendment to the Articles, certain other amendments to the Articles unrelated to the new class of preferred stock, including, but not limited to, an amendment to increase the number of authorized shares of Entergy Louisiana's existing class of preferred stock and/or amendments to clarify certain provisions with respect to issuance of preferred stock with market based dividend rates and varying dividend payment periods, may also be adopted. Approval of outstanding stockholders of Entergy Louisiana would be required to effect such an amendment to the Articles. In connection with such an amendment, Entergy Louisiana would thus solicit proxies from holders of its outstanding Preferred and seek the consent of Entergy Corporation, the sole holder of its common stock.

     Entergy Louisiana proposes to use the net proceeds derived from the issuance and sale of Bonds and/or the Debentures and/or the Entity Interests and/or the Preferred for general corporate purposes, including, but not limited to, the possible acquisition of certain outstanding securities.

     Entergy Louisiana states that it presently contemplates selling the Bonds, the Debentures, the Entity Interests and the Preferred either by competitive bidding, negotiated public offering or private placement.

     Entergy Louisiana also proposes to enter into arrangements to finance on a tax-exempt basis certain solid waste, sewage disposal and/or pollution control facilities ("Facilities"). Entergy Louisiana proposes, from time to time through December 31, 2002, to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Agreement") with one or more issuing governmental authorities (individually and collectively being referred to herein as the "Authority"), pursuant to which the Authority may issue one or more series of tax-exempt revenue bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $420,000,000. The net proceeds from the sale of Tax-Exempt Bonds will be deposited by the Authority with the trustee ("Trustee") under one or more indentures ("Indenture") and will be applied by the Trustee to reimburse the Company for, or to permanently finance on a tax-exempt basis, the costs of the acquisition, construction, installation or equipping of the Facilities.

     Entergy Louisiana further proposes, under the Agreement, to purchase, acquire, construct and install the Facilities unless the Facilities are already in operation. Pursuant to the Agreement, Entergy Louisiana will be obligated to make payments sufficient to pay the principal or redemption price of, the premium, if any, and the interest on Tax-Exempt Bonds as the same become due and payable. Under the Agreement, Entergy Louisiana will also be obligated to pay certain fees incurred in the transactions.

     The price to be paid to the Authority for each series of Tax-Exempt Bonds and the interest rate applicable thereto will be determined at the time of sale. The Agreement and the Indenture will provide for either a fixed interest rate or an adjustable interest rate for each series of the Tax-Exempt Bonds. Each series may be subject to optional and mandatory redemption and/or a mandatory cash sinking fund under which stated portions of such series would be retired at stated times.

     In order to obtain a more favorable rating and thereby improve the marketability of the Tax-Exempt Bonds, Entergy Louisiana may (1) arrange for one or more letters of credit from one or more banks (collectively, "Bank") in favor of the Trustee (in connection therewith, Entergy Louisiana may enter into a Reimbursement Agreement pursuant to which Entergy Louisiana would agree to reimburse the Bank for amounts drawn under the letters of credit and to pay commitment and/or letter of credit fees),
(2) provide an insurance policy for the payment of the principal, premium, if any, interest and purchase obligations in connection with one or more series of Tax-Exempt Bonds, or (3) obtain authentication of one or more new series of Bonds ("Collateral Bonds") to be issued under Entergy Louisiana's General and Refunding Mortgage on the basis of unfunded net property additions and/or previously retired First Mortgage Bonds or General and Refunding Mortgage Bonds and delivered and pledged to the Trustee and/or the Bank to evidence and secure Entergy Louisiana's obligations under the Agreement and/or the Reimbursement Agreement. In addition, Entergy Louisiana may grant to the Authority, the Bank or the Trustee a lien, subordinate to the liens of Entergy Louisiana's First Mortgage and General and Refunding Mortgage, on the Facilities.

     Entergy Louisiana also proposes to acquire, through tender offers or otherwise, certain of its outstanding securities, including its outstanding first mortgage bonds, its general and refunding mortgage bonds, its outstanding preferred stock and/or outstanding pollution control revenue bonds issued for Entergy Louisiana's benefit, at any time, prior to December 31, 2002.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


                                 Jonathan G. Katz
                                 Secretary